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SEC MAIL PROCESSING
RECEIVED
JUN - 6 2006
WASH, D.C. 156 SECTION

File No. 82-5201

June 6, 2006

SUPPL

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549


06014169

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Press release dated June 6, 2006.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

José Marco
Legal Assistant
Capital Markets

Enclosure

By Hand Delivery


Gamesa


SEC MAIL
PROCESSING
RECEIVED
JUN 6 2006
WASH, D.C.
156
SECTION

PRESS RELEASE

Gamesa Wind will supply to Shell WindEnergy a total of 132 Gamesa model G80-2.0 MW wind turbines

GAMESA SELLS 264 MW TO SHELL WINDENERGY

Vitoria, Spain – Gasteiz, 6 June 2006. **Gamesa Wind US LLC.**, a subsidiary of **Gamesa**, a principal wind turbine manufacturer worldwide and market leader in Spain in the manufacturing, sale, and installation of wind turbines, strengthens its position in the wind turbine market with the signing of a new contract with project developer Shell WindEnergy Inc. for the supply of 132 turbines.

The **Gamesa** G80-2.0 MW wind turbines will comprise a total installed capacity of 264 MW and will be available to Shell's 2007 development program.

This agreement, which is worth US $300 million, includes the supply, supervision of installation and commissioning of the wind turbines, as well as a 5-year warranty and the provision of operation and maintenance. Manufacture of the turbines is scheduled to begin during the third quarter of 2006.

The signing of this agreement reinforces **Gamesa**'s position in the United States, a strategic market for the Spanish company in its international expansion. Gamesa will soon have operational four advanced technology plants for the manufacturing of towers, blades and nacelle assembly in the USA.

Environmentally, these **Gamesa** wind turbines will generate a clean power supply, avoiding the emission of harmful atmospheric contaminants. The annual energy output of the 264 MW capability will replace 56.760 Tonnes of Equivalent Oil (TOE)/year, thus avoiding the release into the atmosphere of 396.000 tonnes of CO_2/year.